Exhibit 2.1
EXECUTION VERSION
AMENDMENT NO. 1 TO AGREEMENT
AND
PLAN OF SHARE EXCHANGE AND MERGER
By and Among
BANCPLUS CORPORATION,
BANKPLUS,
FIRST TRUST CORPORATION,
and
FIRST BANK AND TRUST

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF SHARE EXCHANGE AND MERGER (this “Amendment No. 1”), is executed effective as of February 9, 2022, by and among FIRST TRUST CORPORATION, a Louisiana corporation (“FTC”), and FIRST BANK AND TRUST, a Louisiana banking corporation (“FBT”), on the one hand, and BANCPLUS CORPORATION, a Mississippi corporation (“BancPlus”), and BANKPLUS, a Mississippi banking corporation (“BankPlus”), on the other hand. All terms not defined herein shall have the meaning ascribed to them in the Agreement and Plan of Share Exchange and Merger which is referenced below.
RECITALS

WHEREAS, FTC, FBT, BancPlus, and BankPlus entered into that certain Agreement and Plan of Share Exchange and Merger dated as of September 28, 2021 (the “Agreement”), pursuant to which shareholders of FTC Common Stock will exchange their shares for BancPlus Common Stock in accordance with the terms of Section 1.5 and Article II of the Agreement, and immediately thereafter FTC will be merged with and into BancPlus, and FBT will be merged with and into BankPlus, with BancPlus and BankPlus being the surviving entities; and
WHEREAS, the parties desire to modify certain provisions of the Agreement to allow for Closing pending reinstatement of FTC’s Subchapter S status and to clarify certain technical provisions of Agreement.
NOW, THEREFORE, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
TERMS OF AMENDMENT
1.     Section 1.5.

i.    For purposes of the Agreement, Section 1.5(a) shall be deleted in its entirety and replaced with the following:

“(a)    Subject to Section 2.2(e), each share of common stock of FTC, $0.10 par value per share, issued and outstanding immediately prior to the Effective Time, except for shares to be cancelled pursuant to Section 1.5(c) below, and Dissenting Shares, shall be converted automatically into the right to receive (i) an amount of cash equal to the Per Share Cash Consideration, (ii) a number of shares of BancPlus Common Stock equal to the Per Share Stock Consideration, and (iii) the amount, if any, that is disbursed out of the Escrow Amount (as defined below) by Computershare Trust Company, N.A. (the “Exchange Agent”) to the former shareholders of FTC, on a pro rata basis, pursuant to the terms and conditions of the Indemnity and Escrow Agreement attached hereto as Exhibit F (the “Escrow Agreement”), where:”

ii.    For purposes of the Agreement, Section 1.5(a)(i) shall be deleted in its entirety and replaced with the following:

“(i)    “Aggregate Cash Consideration” means an amount equal to $100.0 million, (A) minus the amount of (i) cash from a special distribution of the FTC Accumulated Adjustment Account (“FTC AAA Account Distribution”) determined by FTC as of January 31, 2022 as if FTC’s Subchapter S election has been retroactively reinstated to September 23, 2020 even if it has not been so reinstated at such time and currently estimated to be $37,523,000, (ii) the Cash Out Amount (as defined below), and (iii) the $10,000,000 (the “Escrow Amount”) to be deposited into and held in escrow pursuant to Article II and the terms and conditions of the Escrow Agreement, and (B) minus or plus, as applicable, after giving effect to the deduction of the FTC AAA Account Distribution, the amount that Common Equity is less than Minimum Common Equity as of January 31, 2022, if any, or the amount that Common Equity exceeds the Minimum Common Equity at such date, if any, respectively.”

        iii.    For the purposes of the Agreement, Section 1.5(a)(iii) shall be deleted in its entirety and replaced with the following:
“(iii)    “Common Equity” means, after giving effect to the deduction of the FTC AAA Account Distribution, the total equity capital of FTC as typically reportable on Line 16(f) of Schedule SC of Federal Reserve form Parent Company Only Financial Statement for Small Holding Companies—FR Y-9SP, calculated in accordance with Generally Accepted Accounting Principles (“GAAP”), as of January 31, 2022 as if such schedule had been prepared as of such date, but excluding (x) the impact of any Transaction Expenses and (y) any changes in Accumulated Other Comprehensive Income of FTC between June 30, 2021 and January 31, 2022.”

iv.    For the purposes of the Agreement, Section 1.5(a)(xi) shall be deleted in its entirety and replaced with the following:
“(xi)    “Tax Equivalency Payment” means a payment to BancPlus in the amount of the federal, state, and local income tax liability, including penalties and interest, if any, that would be imposed on FTC and assumed by BancPlus based on the Final Determination (as defined below) as well as any costs or expenses associated with classification as, and administration of, a C Corp, including but not limited to the preparation of amended K-1s, preparation of C-Corp returns including 1099 statements, other administrative costs and expenses of filing corrected returns and verification of accounting entries, resolution of FTC shareholder issues and responses to the IRS required by the Escrow Agreement, even if FTC’s Subchapter S classification is reinstated. For purposes of this definition, “Final Determination” means the earliest to occur of the date on which a final, non-appealable decision is issued by the IRS denying reinstatement of FTC’s Subchapter S election for the time period of September 23, 2020, through Closing and all allowable appeals requested by the parties to the action have been exhausted and the time for such appeals has expired or FTC’s Subchapter S election is reinstated retroactive to September 23, 2020.”
v.    For purposes of the Agreement there shall be added to Section 1.5(a) a new subsection (xii):

    “(xii)    “Transaction Expenses” means those costs and expenses set forth in Section 1.5(a)(xi) of the FTC Disclosure Schedules.”
2.    Section 2.1. For purposes of the Agreement, Section 2.1 shall be deleted in its entirety and replaced with the following:

“2.1    Deposit of Share Exchange Consideration.
(a)Pursuant to the terms and conditions of the Exchange Agent Agreement, by and between BancPlus, the Exchange Agent and Computershare, Inc. (the “Exchange Agent Agreement”), at or prior to the Closing, BancPlus shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) evidence of shares in book entry form representing the Aggregate Stock Consideration, together with cash in lieu of any fractional shares and (ii) cash in an amount equal to an estimate of the Aggregate Cash Consideration based upon the Common Equity of FTC as of January 31, 2022 (such aggregate cash and evidence of shares in book entry form, hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 1.5 and Section 2.2(e) in exchange for shares of FTC Common Stock outstanding immediately prior to the Closing Date. Cash in an amount equal to the Cash Out Amount shall be paid by BancPlus directly to the option holders. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of BancPlus Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.
(b)On the Closing Date, in accordance with the terms and conditions of the Escrow Agreement (the provisions of which shall govern the deposit and disbursement of the Escrow Amount), BancPlus shall deposit or cause to be deposited into an escrow account with an escrow agent the Escrow Amount, which was deducted from the Aggregate Cash Consideration.”

3.    Section 2.2.

i.    For the purposes of the Agreement, Section 2.2(a) shall be deleted in its entirety and replaced with the following:

“(a)    (i)    Pursuant to the terms and conditions of the Exchange Agent Agreement, as soon as practicable, but in no event later than five (5) business days after the Effective Time, BancPlus shall use best efforts to cause the Exchange Agent to mail to the former record holders of FTC Common Stock issued and outstanding immediately prior to the Closing Date that have been converted into the right to receive the Share Exchange Consideration pursuant to Section 1.5 (other than Dissenting Shares): (i) a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of Certificates for the Share Exchange Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Share Exchange Consideration that such holder of the Certificates shall become entitled pursuant to the provisions of Article I hereof, including cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) hereof; and (ii) a check representing such holder’s proportionate share of the Aggregate Cash Consideration and the amount, if any, of dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b) hereof (collectively, the “Cash Payment”), and the Certificate or Certificates so surrendered shall forthwith be cancelled. Promptly upon receipt from the holder of such Certificate(s), letter of transmittal and any other required document, the Exchange Agent, on behalf of BancPlus, shall deliver to such holder in exchange for such holder’s FTC shares the Share Exchange Consideration in the form of an uncertificated book- shares of BancPlus Common Stock and a check equal to the Cash Payment, plus the amount (if any) that such holder has the right to receive pursuant to Section 2.2(e) hereof. No interest will be paid or accrued on any Share Exchange Consideration, including on any cash payable in lieu of fractional shares, or on any unpaid dividends and distributions payable to holders of Certificates. Holders of record of shares of FTC Common Stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple letters of transmittal, provided that such representative certifies that each such letter of transmittal covers all the shares of FTC Common Stock held by such representative for a particular beneficial owner. Each Certificate so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Share Exchange Consideration to which any former holder of FTC Common Stock is entitled as a result of the Share Exchange until such holder surrenders his, her or its Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) for exchange as provided in this Section 2.2. After the Effective Time, each Certificate shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former holders of FTC Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Share Exchange Consideration in exchange for each such share as provided in this Article II.
(ii)    In accordance with the terms and conditions of the Escrow Agreement, the escrow agent designated in such agreement shall disburse (A)(1) to BancPlus a portion of the Escrow Amount in an amount equal to the Tax Equivalency Payment, if any, and (2) to the representative of the FTC shareholders named in the Escrow Agreement (the “Representative”) out of the Escrow Amount an amount equal to the documented cost and expenses (including any filing fees) actually and reasonably incurred by the Representative in connection with or related to (x) the fulfillment of his obligations or exercise of his rights under the Escrow Agreement and (y) payments made to the IRS or to Representative’s counsel or experts in connection with, related to, or during the process of determining and/or reaching (i) the amount of the Tax Equivalency Payment or (ii) a Final Determination (the “Reimbursed Representative Expenses”), and (B) to the Exchange Agent for the benefit of and delivery to the former shareholders of FTC, on a pro rata basis in accordance with the FTC shares of common stock formerly held by such shareholders as of immediately prior to the Effective Time, the excess, if any, of the remainder of the Escrow Amount over the sum of fees assessed against the Escrow Amount pursuant to the Escrow Agreement, the Tax Equivalency Payment, if any, and the Reimbursed Representative Expenses, if any.”
ii.    For purposes of the Agreement, Section 2.2(e) shall be deleted in its entirety and replaced with the following:
“(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BancPlus Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to BancPlus Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BancPlus. In lieu of the issuance of any such fractional share, BancPlus shall pay to each former shareholder of FTC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share of BancPlus Common Stock to which such holder would otherwise be entitled to receive by (B) $70.50.”
iii.    For purposes of the Agreement, there shall be added to Section 2.2 subsection (l):
    “(l)    For the avoidance of doubt, the Share Exchange Consideration, the Aggregate Cash Consideration and any amounts paid to FTC shareholders described in this Section 2.2 shall not include the Escrow Amount or any amounts disbursed to FTC shareholders pursuant to the Escrow Agreement. The Escrow Amount and the amounts to be disbursed to FTC shareholders, if any, are governed by the terms and conditions of the Escrow Agreement and, to the extent that any conflict related thereto exists between the terms and conditions of this Agreement and the Escrow Agreement, the terms and conditions of the Escrow Agreement shall govern. In the event the Escrow Agreement is not executed and delivered by the parties immediately prior to the Closing pursuant to Section 7.3(i) hereof, or if the Escrow Agreement is terminated prior to the Closing, all provisions herein with respect to the Escrow Agreement and the Escrow Amount are to be disregarded.”
4.    Section 3.4. For purposes of the Agreement, Section 3.4 shall be deleted in its entirety and replaced with the following:

“3.4    Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC, and the MDBCF, with respect to the Share Exchange, the Corporate Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory (including self-regulatory) authorities and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form (including any amendments or supplements thereto, the “Proxy Statement”) relating to (a) the approval of this Agreement and the transactions contemplated hereby by the shareholders of FTC at a meeting at which a quorum consisting of at least a majority of the outstanding shares of FTC Common Stock entitled to vote on the plan exists or, in lieu of approval at a meeting, the written approval or consent of a majority of the outstanding shares of FTC Common Stock entitled to vote on the plan (the “Requisite FTC Approval”), and (b) the registration of the shares of BancPlus Common Stock constituting the Aggregate Stock Consideration on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancPlus Common Stock constituting a portion of the Share Exchange Consideration pursuant to this Agreement, and (v) the filing of the Articles of Share Exchange and Articles of Merger with the Mississippi Secretary and Louisiana Secretary pursuant to the MBCA and LBCA, and the filing of the Bank Merger Certificates, as required under applicable law, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (an “SRO”) (each a “Governmental Entity”) or Regulatory Agency are necessary by BancPlus or BankPlus in connection with (A) the execution and delivery by BancPlus and BankPlus of this Agreement or (B) the consummation by BancPlus or any of its Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, BancPlus has no knowledge of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Share Exchange, the Corporate Merger, the Bank Merger and the other transactions contemplated herein on a timely basis. Except for any consents, authorizations, or approvals which are listed in Sections 3.3 or 3.4 of the BancPlus Disclosure Schedule and adoption and approval of the Bank Merger by BancPlus as the sole shareholder of BankPlus, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary by BancPlus or BankPlus in connection with (x) the execution and delivery by BancPlus and BankPlus of this Agreement or (y) the consummation by BancPlus or any of its

Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger, and the other transactions contemplated hereby (including the Bank Merger).”
5.    Section 4.10. For purposes of the Agreement, there shall be added to Section 4.10 subsection (i):

“(i)    All representations and warranties of FTC and FBT in this Section 4.10 will exclude the effect of any inadvertent lapse of their Subchapter S status that is disclosed by FTC to BancPlus through FTC Disclosure Schedule 4.10 delivered in conjunction with the execution of Amendment No. 1 of this Agreement; provided, however, such exclusion will only be effective if the Escrow Agreement addressed by Section 7.3(i) is executed and delivered to BancPlus at Closing.”
6.    Section 6.3. For purposes of the Agreement, the first sentence of Section 6.3(a) shall be deleted in its entirety and replaced with the following:

    “As soon as reasonably practicable after the Form S-4 is declared effective for the purpose of registering a number of shares of BancPlus Common Stock equal to the Aggregate Stock Consideration under the Securities Act and obtaining the Requisite FTC Approval required in connection with this Agreement, the Share Exchange, the Corporate Merger and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve a share exchange or merger agreement, FTC shall take, in accordance with applicable law, the FTC Articles and the FTC Bylaws, all action necessary to either duly call, convene and hold a meeting of the shareholders of FTC or, in lieu of calling, convening and holding a meeting of the shareholders of FTC, to solicit the written approval or consent of the shareholders of FTC as permitted under applicable law (any such meetings (including any adjournments) or written consent are collectively referred to as the “FTC Shareholders’ Meeting”).”

7.    Section 6.9. For purposes of the Agreement, Section 6.9 shall be deleted and replaced in its entirety with:

“6.9    Advice of Changes. FTC and BancPlus shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification (excluding FTC Disclosure Schedule 4.10) and any other notifications from FTC to BancPlus regarding the subject matter of FTC Disclosure Schedule 4.10 shall affect the representations, warranties, covenants or obligations of the parties (or remedies with respect thereto) or the conditions or obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in the failure of a condition set forth in Sections 7.2 or 7.3 to be satisfied.”

8.    Section 7.2. For purposes of the Agreement, there shall be added to Section 7.2 subsection (f):

“(f)    Exchange Agent Agreement. BancPlus shall execute and deliver an Exchange Agent Agreement with the Exchange Agent in form or substance reasonably satisfactory to BancPlus and FTC.”

9.    Section 7.3. For purposes of the Agreement, there shall be added to Section 7.3 subsection (i):

“(i)    Escrow Agreement. BancPlus shall have received a fully executed Escrow Agreement referenced in Section 1.5 in the event the Subchapter S status of FTC shall not have been reinstated immediately prior to the Closing.”
    10.    Section 8.1. For purposes of the Agreement, Section 8.1(c) shall be deleted and replaced in its entirety with:
“(c)    by either BancPlus (on behalf of itself and BankPlus) or FTC (on behalf of itself and FBT) if (i) the Share Exchange shall not have been consummated on or before April 30, 2022 (the “Termination Date”), unless a Requisite Regulatory Approval is pending and has not been finally resolved or any shareholder litigation described in Section 6.16 has not been resolved by dismissal, settlement or otherwise, in which event such date shall be automatically extended to June 30, 2022, or (ii) if a vote of the shareholders of FTC is taken and FTC fails to obtain the Requisite FTC Approval; provided, that the failure of the Closing to occur by such date shall not be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;”
11.    Section 9.1. For purposes of the Agreement, Section 9.1 shall be deleted and replaced in its entirety with:
“9.1    Closing. Subject to the terms and conditions of this Agreement, the closing of the Share Exchange (the “Closing”) will take place at a time, on a date and at a place to be specified by BancPlus to FTC after close of business on the last day of the month in which the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) occurs, unless another date or time is agreed to by BancPlus and FTC. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the parties shall cause the Articles of Share Exchange and Articles of Merger to be filed with the Mississippi Secretary and the Louisiana Secretary and the Bank Merger Certificates to be filed with the MDBCF and OFI. For the avoidance of doubt, BancPlus may use the day immediately following the Closing Date for the effectiveness of any filings with the Mississippi Secretary, the Louisiana Secretary, the MDBCF or the OFI.”

12.    Section 9.9. For purposes of the Agreement, Section 9.9 shall be deleted and replaced in its entirety with:
“9.9    Entire Agreement. This Agreement (including the documents and the instruments referred to herein and any amendments or supplements hereto or thereto, as applicable) together with BancPlus Disclosure Schedule, FTC Disclosure Schedule, the Confidentiality Agreement, the Share Exchange Agreement, the Corporate Merger Agreement, the Bank Merger Agreement, and the Escrow Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.”
    13.    Exhibit F. For purposes of the Agreement, the Escrow Agreement, a copy of which is attached hereto, shall be attached to and incorporated into the Agreement as Exhibit F to the Agreement as if originally set forth therein.
    14.    FBT.    For purposes of the Agreement, all references to “FTB” in Section 1.5(f), Section 4.2(a) and any additional places in the Agreement shall be changed to “FBT.”
15.    Governing Law; Venue. This Amendment No. 1 shall be governed and construed in accordance with the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof except (a) that matters relating to the fiduciary duty of FTC’s board of directors shall be governed by the laws of the State of Louisiana, without giving effect to the principles of conflicts of laws thereof, and (b) to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Amendment No. 1 by one party against any other party shall be brought only in any federal or state court located in the State of Mississippi, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Amendment No. 1, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of a lack of jurisdiction or forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction, and agree that service of process upon any party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4 of the Agreement.
16.    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AMENDMENT NO. 1 IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT NO. 1 OR THE TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT NO. 1. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER

INTO THIS AMENDMENT NO. 1 BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.
17.    Incorporation. In any publication of the Agreement, the text of the amendment of Sections 1.5(a), 1.5(a)(i), 1.5(a)(iii), 1.5(a)(xi), 1.5(a)(xii), 2.1, 2.2(a), 2.2(e), 2.2(l), 3.4, 4.10(i), 6.3(a), 6.9, 7.2(f), 7.3(i), 8.1(c), 9.1 and 9.9 and Exhibit F of the Agreement may be substituted for, or supplement, as applicable, the original text of the Agreement and incorporated into the Agreement as though they were originally set forth therein without publishing or reproducing the entirety of this Amendment No. 1. Additionally, “FBT” may be substituted for all references to “FTB” in the Agreement and may be incorporated into the Agreement as though they were originally set forth therein without publishing or reproducing the entirety of this Amendment No. 1.

18.    Effect. This Amendment No. 1 shall form and be a part of the Agreement. This Amendment No. 1 shall modify the Agreement solely as to the terms expressly stated herein, and all other terms and conditions of the Agreement shall remain in full force and effect and shall also govern this Amendment No. 1 unless expressly stated otherwise herein.
19.    Counterparts. This Amendment No. 1 may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

[signature page follows this page]

    IN WITNESS WHEREOF, the parties have executed and delivered this AMENDMENT NO. 1 on the date first written above.

BANCPLUS CORPORATION By: /s/ William A. Ray Name: William A. Ray Title: President & CEO

BANKPLUS By: /s/ William A. Ray Name: William A. Ray Title: President & CEO

FIRST TRUST CORPORATION By: /s/ Joseph C. Canizaro Name: Joseph C. Canizaro Title: Chief Executive Officer

FIRST BANK AND TRUST By: /s/ Gary B. Blossman Name: Gary B. Blossman Title: Chief Executive Officer
[Signature Page to Amendment No. 1 to Agreement and Plan of Share Exchange and Merger]
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